RESOLUTIONS OF THE BOARD OF
DIRECTORS OF COTTON BAY HOLDINGS, INC.

Present:

Alfred E. Abiouness, Jr.
Robert Fortson, IV
Alfred E. Abiouness, Sr.

Date:

January 10, 2012

The Board of Directors for Cotton Bay Holdings, Inc., a Delaware corporation (the "Corporation") having called a special telephonic meeting under Article III, Section Four of the Corporation's Bylaws (the "Bylaws"), with notice being waived by unanimous vote of those present, hereby consent, pursuant to the Bylaws, and Section 141 of the Delaware General Corporation Law, Title 8, Section 101 et seq. (the Act") to the following resolutions:

RESOLVED, unanimously, that as part of the Corporation's 2013 capital raising efforts, Counsel for the Corporation is hereby directed to take any and all necessary action to authorize a total of 25,000,000 shares of preferred stock for offering consistent with a Rule 506 private placement offering, to advise the Corporation's transfer agent of the increased authorized shares of preferred stock, and take any other action deemed necessary to fulfill the capital raising efforts set forth in the Confidential Business Summary dated January 2013, and as amended from time to time in the future.

RESOLVED, unanimously, that pursuant to Section 151(c) of Title 8 of Delaware's Corporations Act, the holders of shares of preferred stock shall be entitled to a stock conversion dividend at the time the Corporation files its Form S-1 Registration Statement equal to 6% of the preferred shareholder's shares of preferred stock with any partial shares being rounded down to nearest whole number (the "Conversion Dividend"). Until such time the preferred shareholder receives the Conversion Dividend, the shares shall be entitled to all rights and be subject to all limitations common to holders of preferred or special stock of a corporation, including but not limited to, priority over common shareholders on earnings and assets in the event of liquidation, but no voting rights under the Bylaws. The Board of Directors shall amend these rights and limitations through subsequent resolutions or upon amendment to its Certificate of Incorporation.

RESOLVED, unanimously, in the interests of consistency throughout any future due diligence by investors, the Bylaws of the Corporation (on record with the United States Securities and Exchange Commission) are hereby amended pursuant to Article Seven to state that the name of the Corporation is "Cotton Bay Holdings, Inc."

RESOLVED, unanimously, that Alfred E. Abiouness, Jr. is authorized to execute the First Amended Revolving Note on behalf of the Corporation in favor of Global Ventures Group, LLC ("GVG"), a related party, in the amount of $253,779.02, as of December 31, 2012, which accrues interest at six-percent (6%) per annum. This First Amended Revolving Note supersedes the original Note with GVG dated September 30, 2012. The Board of Directors waives any and all actual or perceived conflicts of interest in Robert Fortson, IV executing the First Amended Revolving Note on behalf of GVG. The Board of Directors unanimously resolves that the First Amended Revolving Note is in the best interests of the Corporation.

RESOLVED, unanimously, that Alfred E. Abiouness, Jr. is authorized to execute the Asset Purchase and Limited Lien Release Agreement between the Corporation, GVG, Alfred E. Abiouness, Sr. and RG Development dated January 10, 2013 (the "Purchase Agreement"). The Board of Directors waives any and all actual or perceived conflicts of interest in Robert Fortson, IV executing the Purchase Agreement on behalf of GVG, and waives any and all actual or perceived conflicts of interest with Alfred E. Abiouness, Sr. The Board of Directors unanimously resolves that the Purchase Agreement is in the best interests of the Corporation.

RESOLVED, unanimously, that the Alfred E. Abiouness, Jr. is authorized to execute the Second Amendment to Independent Contractor and Financing Agreement (the "Second Amended Financing Agreement") and Second Amendment to Assignment of Rights and Title Agreement (the "Second Amended Assignment Agreement") with GVG in order to account for the issuance of the common shares and release of lien rights under the Purchase Agreement. The Board of Directors waives any and all actual or perceived conflicts of interest in Robert Fortson, IV executing the Second Amended Financing Agreement and Second Amended Assignment on behalf of GVG.

RESOLVED, unanimously, that Alfred E. Abiouness, Jr. is authorized to negotiate an exclusive construction, development and management option and rights of first refusal agreement with GVG to account for future construction, development and management of CBH projects.

RESOLVED that all action taken by this Board herein and at all times prior hereto, including but not limited to these resolutions, are authorized, approved, ratified and confirmed in all respects, and that any specific resolutions required for the purpose of carrying out these resolutions are hereby deemed adopted and may be certified as having been adopted by the directors as of the date hereof, and the Secretary of the Corporation shall be directed to insert a copy of these resolutions in the records of the Corporation.

RESOLVED:

/s/ Alfred E. Abiouness, Jr.
ALFRED E. ABIOUNESS, JR.
CHAIRMAN OF THE BOARD

/s/ Robert Fortson, IV
ROBERT FORTSON IV
DIRECTOR

/s/ Alfred E. Abiouness, Sr.
ALFRED E. ABIOUNESS, SR.
DIRECTOR